ESPERANZA SILVER CORPORATION

REPORT UNDER

SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
NATIONAL INSTRUMENT 62-103

1.	Name and address of the offeror.

Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

2.

Designation and number or principal amount of securities and the offeror’s security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired.

Silver Standard Resources Inc. (“Silver Standard”) acquired 3,150,000 common shares of Esperanza Silver Corporation (“Esperanza”). These securities represent an approximate 11.44% interest in Esperanza.

3.

Designation and number or principal amount of securities and the offeror’s security-holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation.

Following this transaction, Silver Standard owns 5,310,000 common shares of Esperanza. This represents an approximate 19.29% interest in Esperanza.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which,

(a) the offeror, either along or together with any joint actors, has ownership and control;

Silver Standard is not acting jointly or in concert with any other persons in acquiring securities of Esperanza.

(b) the offeror, either along or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor;

Not applicable.

(c) the offeror, either along or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.	Name the market in which the transaction or occurrence that gave rise to the news release took place.

TSX Venture Exchange.

6.

Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

Silver Standard acquired the 3,150,000 common shares of Esperanza for investment purposes. This investment by Silver Standard will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

7.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

8.	Names of any joint actors in connection with the disclosure required herein:

Not applicable.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

Not applicable.

10.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

Dated this 31st day of August, 2005.

SILVER STANDARD RESOURCES INC.

Per:	“Linda J. Sue”
Name:	Linda J. Sue
Title:	Corporate Secretary

August 31, 2005	Trading Symbols:
News Release 05-15	Nasdaq National: SSRI
TSX: SSO

OWNERSHIP IN ESPERANZA SILVER CORPORATION

Vancouver, B.C. -- In accordance with regulatory requirements, Silver Standard Resources Inc. reports the acquisition of 3,150,000 common shares of Esperanza Silver Corporation (TSX-V: EPZ) (Esperanza) through the facilities of the TSX Venture Exchange.

The Esperanza shares were acquired by Silver Standard for investment purposes and increases the company’s equity interest in Esperanza to approximately 19.3% . This investment by Silver Standard will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.